February 21, 2006
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
On November 21, 2005, the Company submitted its “White Paper on Revenue Recognition Policy Regarding Multiple Element Arrangements” (the “White Paper”) to the Staff. Included in Section 11 of the White Paper were references to Appendices F – H which provided preliminary estimates of the effect of a change in the Company’s revenue recognition policy on its revenues, net income and balance sheets.
Management engaged Pricewaterhouse Coopers LLP and FTI Consulting Inc. to assist in preparing revised preliminary estimates of Section 11 of the White Paper using SOP 97-2 as the model of accounting policy, as described in the White Paper. Management has revised its preliminary estimates for fiscal years 2000 – 2004 which are presented in Appendices A – C of this letter and include a comparison with the preliminary estimates included in the White Paper. Since the analysis of 2005 is still in process, management cannot provide revised preliminary estimates for fiscal year 2005 or fiscal quarters of 2005 at this time.
The revised preliminary estimates are subject to change and are in the process of being reviewed by the Company’s independent registered public accounting firm, Deloitte and Touche LLP. The revised preliminary estimates have not been reviewed by the Company’s Audit Committee.

Please contact our counsel, John Huber of Latham and Watkins LLP at (202) 637-2242 regarding this letter.
Sincerely,
/s/ Gregory T. Geswein
Gregory T. Geswein
Senior Vice President and Chief Financial Officer

cc:	Division of Corporation Finance
Craig C. Olinger, Deputy Chief Accountant
Craig Wilson, Senior Assistant Chief Accountant
Thomas Ferraro, Senior Staff Accountant
Christopher J. White, Staff Accountant
Office of the Chief Accountant
Gerald A. Lopez, Associate Chief Accountant
Pamela R. Schlosser, Professional Accounting Fellow
Jeffrey S. Kessman, Assistant Chief Accountant
Latham & Watkins, LLP
John Huber, Esq.

Appendix A
Revised Preliminary Estimate of Revenue Effect
of Change in Revenue Recognition Policy
(Dollars in Thousands)

		Revised	Revised		11/21/05
		Preliminary	Preliminary		Preliminary
	As	Estimate of	Estimate of	%	Estimate of
	Originally	Increase	Proposed	Increase	Proposed
Fiscal Period	Reported	(Decrease)	Model	(Decrease)	Model

Fiscal Year Ended 9/30/00	$954,687	($1,814)	$952,873	-0.2%	$955,161
Fiscal Year Ended 9/30/01	$1,004,012	$605	$1,004,617	0.1%	$1,003,189
Fiscal Year Ended 9/30/02	$992,383	($6,307)	$986,076	-0.6%	$992,319
Fiscal Year Ended 9/30/03	$1,008,245	$81	$1,008,326	0.0%	$1,011,819
Fiscal Year Ended 9/30/04	$982,241	$13,262	$995,503	1.4%	$989,567
Quarter Ended 12/31/03	$248,403	$13,783	$262,186	5.5%	$253,145
Quarter Ended 3/31/04	$249,492	$381	$249,873	0.2%	$251,132
Quarter Ended 6/30/04	$242,830	($721)	$242,109	-0.3%	$242,922
Quarter Ended 9/30/04	$241,516	($181)	$241,335	-0.1%	$242,368
The revised preliminary estimates presented above are not final and are subject to change.

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Appendix B
Revised Preliminary Estimate of Net Income Effect
of Change in Revenue Recognition Policy
(Dollars in Thousands)

		Revised	Revised		11/21/05
		Preliminary	Preliminary		Preliminary
	As	Estimate of	Estimate of	%	Estimate of
	Originally	Increase	Proposed	Increase	Proposed
Fiscal Period	Reported	(Decrease)	Model	(Decrease)	Model

Fiscal Year Ended 9/30/00	$116,596	($3,215)	$113,381	-2.8%	$113,527
Fiscal Year Ended 9/30/01	$99,557	$155	$99,712	0.2%	$99,209
Fiscal Year Ended 9/30/02	$67,449	($950)	$66,499	-1.4%	$67,628
Fiscal Year Ended 9/30/03	$109,800	($291)	$109,509	-0.3%	$111,048
Fiscal Year Ended 9/30/04	$92,643	$2,312	$94,955	2.5%	$93,557
Quarter Ended 12/31/03	$23,822	$2,796	$26,618	11.7%	$24,263
Quarter Ended 3/31/04	$26,357	($818)	$25,539	-3.1%	$25,450
Quarter Ended 6/30/04	$22,019	$227	$22,246	1.0%	$22,602
Quarter Ended 9/30/04	$20,445	$107	$20,552	0.5%	$21,242
The revised preliminary estimates presented above are not final and are subject to change.

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Appendix C
Revised Preliminary Estimate of Balance Sheet Effect
of Change in Revenue Recognition Policy
(Dollars in Thousands)

		Revised	Revised		Change	11/21/05
		Preliminary	Preliminary	Total	as a	Preliminary
	As	Estimate of	Estimate of	Assets	% of Total	Estimate of
	Originally	Increase	Proposed	or	Assets or	Proposed
Fiscal Period	Reported	(Decrease)	Model	Liabilities	Liabilities	Model
Other Current Assets (including Deferred Costs)
As of September 30, 2002	$16,645	$17,929	$34,574	$1,090,119	1.6%	$35,177
As of September 30, 2003	$19,890	$17,359	$37,249	$1,092,653	1.6%	$36,922
As of September 30, 2004	$25,126	$7,870	$32,996	$1,026,757	0.8%	$36,350

Deferred Revenues
As of September 30, 2002	$24,404	$20,045	$44,449	$617,099	3.2%	$45,767
As of September 30, 2003	$33,704	$19,964	$53,668	$617,742	3.2%	$51,493
As of September 30, 2004	$27,871	$6,703	$34,574	$556,940	1.2%	$38,335

Shareholders’ Equity					% Change
As of September 30, 2002	$473,020	($1,287)	$471,733		-0.3%	$471,324
As of September 30, 2003	$474,911	($1,578)	$473,333		-0.3%	$474,463
As of September 30, 2004	$469,817	$734	$470,551		0.2%	$470,283
The revised preliminary estimates presented above are not final and are subject to change.

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